Exhibit 99.1

Akazoo Announces Formation of Independent Special Committee

NEW YORK and LONDON, April 22, 2020 -- Akazoo S.A. (NASDAQ: SONG) ("Akazoo" or the "Company") today announced that its Board of Directors has formed a special committee of independent directors to investigate the allegations in a report released by Quintessential Capital Management ("QCM") (the "Report") on April 20, 2020. The special committee has retained Latham & Watkins LLP as its legal counsel to assist in its review.

Akazoo has no reason to believe the accuracy of this Report, which the Company believes QCM issued in order to cause a decline in Akazoo's stock price and profit at the expense of the Company's shareholders. However, in order to ensure transparency and in an overabundance of caution, the special committee will conduct a thorough review with the assistance of its advisors.

The Company cautions that Akazoo shareholders should exercise caution in relying on the information contained in the Report, which asserts certain "opinions and projections" regarding the Company, and recognize that, by its own admission, "QCM has an economic interest in the price movement." Furthermore, the Report specifically disclaims responsibility for the accuracy of any data presented therein.

About Akazoo

Akazoo is a global, on-demand music and audio streaming and media and A.I. technology company, founded in 2010, with a focus on emerging markets and a presence in 25 countries. Akazoo's premium service provides subscribers with unlimited online and offline high-quality music streaming access to a catalogue of over 45 million songs on an ad-free basis. Akazoo uses patented A.I. for music recommendations and offers online and offline listening. Akazoo's free, ad-supported radio service consists of over 80,000 stations and exists as a separate service and application. As consumers across the globe continue to shift their media consumption to mobile devices, Akazoo is equipped with a world-class mobile application and user experience which works seamlessly across a multitude of mobile devices and provides a high-quality user experience across a range of mobile networks from 2G to 4G LTE and soon 5G.

To learn more about Akazoo, visit www.akazoo.com.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on the current expectations, estimates and projections of the Company about its operations, industry, financial condition, performance, results of operations, and liquidity. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements containing words such as "may," "improve," "could," "believe," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," "guidance," "estimate," or similar expressions constitute forward-looking statements. Forward-looking statements represent management's current expectations or predictions of future conditions, events or results. These forward-looking statements include, but are not limited to, statements about, or are based upon assumptions regarding, the Company's strategies and future financial performance; expectations or estimates about future business plans, corporate governance, growth, or other objectives. You are cautioned not to place undue reliance on these forward- looking statements, which reflect management's good faith beliefs, assumptions and expectations only as of the date hereof. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted, many of which are beyond the Company's control. Reported results should not be considered an indication of future performance. Except as required by law, we undertake no obligation to publicly release the results of any revision or update to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For further information: Media Inquiries, Nicole Rodriguez; pr@akazoo.com or Investor Inquiries, Peter Miselis, Investors@akazoo.com